

May 2, 2013

<u>Via E-mail</u>
Dave Kinross
Chief Financial Officer
Central Valley Community Bancorp
7100 N. Financial Dr., Suite 101
Fresno, CA 93720

      Re: Central Valley Community Bancorp
              Amendment No. 1 to Registration Statement on Form S-4
              Filed April 26, 2013
              File No. 333-187260

Dear Mr. Kinross:

      We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>Certain Federal Income Tax Consequences, page 45</u>

1.   Please state clearly in this section that the opinion provided is that of Downey Brand LLP.

2.   Please state that it is the opinion of Downey Brand that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

<u>Director Appointment and Indemnification after the Merger, page 78</u>

3.   We note your response to our former comment 14; however, you do not appear to have provided 402(k) disclosure regarding Mr. Elliott's compensation, as requested by Item 18(a)(7) of Regulation S-K. Please revise to include this information.

Visalia Community Bank Notes to Financial Statements

Note 14-Fair Value Measurements, page F-30

4.   Please revise to include the fair value disclosures required by ASC 820-10-50-2E.

Exhibits

5.   We note your response to our former comment 15; however, you have not filed the "Pay to Stay" agreements referred to on page 50. Please file these agreements as exhibits to your next amendment.

Tax Opinion, Exhibit 8

6.   We note your short form opinion states that it is the opinion of Downey Brand that the summary is accurate. Please revise to state that the discussion in the prospectus constitutes the opinion of Downey Brand.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Schroeder at (202) 551-3294 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Samples at (202) 551-3199 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
         Bruce Dravis
         James Dyer
         Downey Brand LLP